Mail Stop 3561

January 20, 2010

Amit Shashank, Esq.
Vice President, General Counsel and Secretary
ExlService Holdings, Inc.
350 Park Avenue
New York, NY 10022

      Re: ExlService Holdings, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2008
               Filed March 16, 2009
               File No. 1-33089

Dear Mr. Shashank:

      We have completed our review of your Form 10-K and have no further comments at this time.

               Sincerely,

               H. Christopher Owings
               Assistant Director